Exhibit (a)(1)(iii)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INOZYME PHARMA, INC.

at

$4.00 Net Per Share

Pursuant to the Offer to Purchase Dated June 2, 2025

by

INCLINE MERGER SUB, INC.

a wholly-owned subsidiary of

BioMarin Pharmaceutical Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 2, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Incline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Inozyme Pharma, Inc., a Delaware corporation (“Inozyme”), at a purchase price of $4.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase.

2.

The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.

4.

Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	Inozyme’s Solicitation/Recommendation Statement on Schedule 14D-9 dated June 2, 2025.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLY TERMINATED (SUCH DATE OR SUCH SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW), THE “EXPIRATION DATE”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 16, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Inozyme, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following (but in any event on the same day as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Inozyme (the “Merger”), with Inozyme continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Merger Effective Time.” As of the Merger Effective Time, each outstanding Share (other than (i) Shares held by Inozyme (including Shares held in Inozyme’s treasury), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, (iii) Shares validly tendered and irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the price per Share paid in the Offer in cash, without interest and subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Inozyme who continuously held Shares from the date of the demand for appraisal through the Merger Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The board of directors of Inozyme, at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable, fair to, and in the best interest of, Inozyme and its stockholders, (b) approved the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement, (c) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer.

Concurrently with the execution of the Merger Agreement, certain stockholders of Inozyme entered into Tender and Support Agreements (the “Support Agreements”). Pursuant to the Support Agreements, each of these stockholders has agreed, among other things, to tender, or cause to be tendered, pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer.

Inozyme has been advised that all of its directors and executive officers currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended, relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) pay for, and may delay the acceptance for payment or the purchase of any Shares validly tendered (and not validly withdrawn as of immediately prior to the expiration of the Offer), and, to the extent permitted by the Merger Agreement, may terminate the Offer or amend the Offer as otherwise permitted by the Merger Agreement and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement), if (A) any of the Minimum Condition, the Termination Condition, the Order Condition, or the Regulatory Condition (each, as defined below) have not been satisfied by the Expiration Date; or (B) any of the following conditions have not been satisfied or waived in writing by Parent as of the Expiration Date: (a) the number of Shares (1) validly tendered (and not validly withdrawn) prior to the Expiration Date and (2) otherwise beneficially owned by Parent or Purchaser (or any wholly-owned subsidiary of Parent or Purchaser), if any, collectively represent at least one Share more than 50% of the then-issued and outstanding Shares as of the expiration of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (the “Minimum Condition”); (b) the representations and warranties of Inozyme as set forth in the Merger Agreement are accurate, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representation Condition”); (c) Inozyme having complied with or performed in all material respects all of Inozyme’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) since the date of the Merger Agreement, there will not have occurred any Material Adverse Effect (as defined in the Merger Agreement and described in more detail in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase) that is continuing as of the Offer Acceptance Time (the “MAE Condition”); (e) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any timing agreement with any governmental body has expired or been terminated (the “Regulatory Condition”); (f) Parent and Purchaser having received a certificate executed on behalf of Inozyme by Inozyme’s Chief Executive Officer or its Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition have been duly satisfied; (g) there not having been issued by any court of competent jurisdiction or remaining in effect any temporary, preliminary or permanent order preventing the acquisition of or payment for Shares pursuant to the Offer, nor any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body of competent jurisdiction that remains in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Order Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, at one of the Depositary’s addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer and the Depositary must receive timely confirmation of the book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.